UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Received Nasdaq Staff Determination Letter

Moolec Science SA (NASDAQ: MLEC), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under registration number B268440 (“Moolec,” the “Company,” “we,” “us” or “our”) received a letter on March 11, 2025 (the “Determination Letter”), from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as the closing bid price of its listed securities has remained at less than $1.00 per share over 30 consecutive business days as of September 10, 2024, and has not increased to $1.00 for more than 10 consecutive business days thereafter, the Company has not regained compliance with Nasdaq Listing Rule 5550(a)(2). Additionally, the Company is not eligible for a second 180-day compliance period, as it does not comply with the $5,000,000 minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. Unless the Company requests an appeal of this determination and requests a hearing before a Hearings Panel (“Hearings Panel”) by March 18, 2025, the Company’s ordinary shares and warrants will be scheduled for delisting from The Nasdaq Global Market at the opening of business on March 20, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing on The Nasdaq Stock Market and registration under the Securities Exchange Act of 1934. The Determination Letter has no immediate effect on the listing of the Company’s ordinary shares and warrants on The Nasdaq Capital Market.

On March 13, 2025, the Company appealed the Staff’s determination to a Hearings Panel and intends to present its plan to regain and thereafter maintain compliance with Nasdaq Listing Rule 5550(a)(2) by executing a reverse share split. The appeal automatically stays any potential delisting and the filing of the Form 25-NSE pending the later hearing and decision of the Hearings Panel. However, there is no assurance that the Company will secure an extension period from the Hearings Panel to achieve compliance, or, if granted, that it will meet the necessary criteria within the extension period.

On March 14, 2025, the Company’s board of directors resolved to convene as soon as practicable an extraordinary shareholders meeting to consider and vote on the reverse share split. The Company is committed to implementing all required steps to comply with Nasdaq Listing Rule 5550(a)(2) and is in close contact with the Staff in connection with the foregoing.

Forward-Looking Statements

This publication contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this publication, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this publication will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the SEC, as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: March 14, 2025	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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